BANKERS TRUST NEW YORK CORPORATION
One Bankers Trust Plaza
New York, New York  10006


Damian P. Reitemeyer
Vice President
Telephone: (212) 250-4599


                                       February 13,
1998
Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          Boston Communications Group, Inc.


Pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing

submission through the EDGAR-Link System software, by E-Mail confirmation.

                                        Sincerely,

                                        Damian P. Reitemeyer
Enclosures





    SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                       SCHEDULE 13G
         Under the Securities Exchange Act of
                   1934 (Amendment No. 1 )*
             Boston Communications Group, Inc.
          _______________________________________
                      NAME OF ISSUER:
              Common Stock (Par Value $.01)
          _______________________________________
                         TITLE OF CLASS OF
                         SECURITIES 100582105
          _______________________________________
                           CUSIP NUMBER

     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
     Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

            (Continued on following page(s))

                     Page 1 of 8 Pages
CUSIP No. 100582105                     Page 2 of 8
Pages
1.NAME OF REPORTING PERSONS
  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

  Bankers Trust New York Corporation, its wholly owned subsidiary, Bankers Trust Company and its indirect wholly owned subsidiary, BT Alex. Brown Incorporated
  (BT Alex. Brown). 13-6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)  [ ]

3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION

     Both Bankers Trust New York Corporation and Bankers
     Trust Company are New York Corporations.  BT Alex.
     Brown is a Delaware Corporation.

 NUMBER OF     5. SOLE VOTING POWER
  SHARES           Bankers Trust Company    292,800 shares
                   BT Alex. Brown           735,082 shares
                                          1,027,882 shares
BENEFICIALLY   6. SHARED VOTING POWER
  OWNED BY           Bankers Trust Company         0 shares
                    BT Alex. Brown                0 shares
                                                  0 shares
  EACH         7. SOLE DISPOSITIVE POWER
REPORTING           Bankers Trust Company   292,700 shares
                    BT Alex. Brown          735,082 shares
                                          1,027,782 shares
 PERSON        8. SHARED DISPOSITIVE POWER
   WITH             Bankers Trust Company         0 shares
                    BT Alex. Brown                0 shares
                                                  0 shares




CUSIP No. 100582105                    Page 3 of 8 Pages

                   9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                   EACH REPORTING PERSON Bankers Trust
                   Company    292,800 shares BT Alex. Brown
                   735,082 shares
                                          1,027,882 shares

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
CERTAIN SHARES *

                    []

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                    Bankers Trust Company      1.81%
BT Alex. Brown             4.55%
                                               6.36%



12.TYPE OF REPORTING PERSON *

     Bankers Trust New York Corporation - HC
     Bankers Trust Company - BK
     BT Alex. Brown - BD
CUSIP No. 100582105                     Page 4 of 8
Pages


Item 1(a)    NAME OF ISSUER:

           Boston Communications Group, Inc.

Item 1(b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE
OFFICES:

             100 Sylvan Road
             Woburn, MA  01801
Item 2(a)    NAME OF PERSON FILING:
             Bankers Trust New York Corporation,
             its wholly-owned subsidiary, Bankers Trust
             Company, and its indirect wholly-owned
             subsidiary, BT Alex. Brown.

Item 2(b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE:

             130 Liberty Street
             New York, New York  10006

Item 2(c)    CITIZENSHIP:

             Bankers Trust New York Corporation and Bankers
             Trust Company are corporations incorporated in the State of New York with their principal business offices located in New York. BT Alex. Brown is a Delaware corporation with its principal business office located in New York.


Item 2(d)    TITLE OF CLASS OF SECURITIES:

              This statement relates to the Companys Common
              Stock $.01 par value per share.

Item 2(e)    CUSIP NUMBER:
             100582105
CUSIP No. 100582105                  Page 5 of 8 Pages


Item 3       THE PERSON FILING IS A:

           For Bankers Trust New York Corporation

     (g)  [X] Parent Holding Company, in accordance with
          Section 240.13d-1(b)(ii)(G)

          For Bankers Trust Company

     (b)  [X] Bank as defined in section 3(a)(6) of the Act.

          For BT Alex. Brown

     (a)  [X] Broker or dealer registered under Section 15
          15 of the Act.


Item 4       OWNERSHIP:


          (a)  Amount Beneficially Owned:
                    Bankers Trust Company     292,800 shares
                    BT Alex. Brown            735,082 shares
                                            1,027,882 shares

          (b)  Percent of Class (1):

                    Bankers Trust Company     1.81%
                    BT Alex. Brown            4.55%
                                              6.36%



CUSIP No. 100582105              Page 6 of 8 Pages

 (c) Number of shares as to which the following have:

(i)  sole power to vote or to direct the
                   vote -
                 Bankers Trust Company     292,800 shares
                 BT Alex. Brown            735,082 shares
                                         1,027,882 shares
           (ii)  shared power to vote or to direct the
                   vote -
                  Bankers Trust Company         0 shares
                    BT Alex. Brown              0 shares
                                                0 shares


          (iii) sole power to dispose or to direct the
                  disposition of -
                    Bankers Trust Company   292,700 shares
                    BT Alex. Brown          735,082 shares
                                          1,027,782 shares

           (iv) shared power to dispose or to direct
                  the disposition of -
                    Bankers Trust Company         0 shares
                    BT Alex. Brown                0 shares
                                                  0 shares

Item 5       OWNERSHIP OF FIVE PERCENT OR LESS OF A
CLASS:

             Not applicable.





CUSIP No. 100582105                     Page 7 of 8 Pages




Item 6       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF
             OF ANOTHER PERSON:

             Not applicable.


Item 7       IDENTIFICATION AND CLASSIFICATION OF THE
             SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
             See Item 3 above and Exhibit to Item 7.


Item 8       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
             THE GROUP:
             Not applicable.


Item 9       NOTICE OF DISSOLUTION OF GROUP:

             Not applicable.




















CUSIP No. 100582105                     Page 8 of 8 Pages



Item 10      CERTIFICATION:



          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.



SIGNATURE:



          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:       as of December 31, 1997



Signature:  Bankers Trust New York Corporation


By:   /s/        James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary


Signature:  Bankers Trust Company


By:   /s/        James T. Byrne, Jr.
Name:            James T. Byrne, Jr.
Title:           Secretary

Signature:  BT Alex. Brown
By:   /s/        James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary
                           Exhibit A
       The  chain  of  ownership  from  Bankers  Trust  New
York Corporation to Bankers Trust Company is shown below:
              Bankers Trust New York Corporation
                               |
                               |
                              100%
                               |
                               |
                      Bankers Trust Company



                          Exhibit B

       The  chain  of  ownership  from  Bankers  Trust  New
York Corporation to BT Alex. Brown is shown below:

               Bankers Trust New York Corporation
                               |
                               |
                              100%
                               |
                               |
               BT  Alex.  Brown Holdings Incorporated
                               |
                               |
                              100%
                               |
                               |
                      BT Alex. Brown Incorporated